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                            September 15, 2022

       Tie Li
       Chief Financial Officer
       Li Auto, Inc.
       11 Wenliang Street
       Shunyi District , Beijing 101399
       People   s Republic of China

                                                        Re: Li Auto, Inc.
                                                            Form 20-F for the
Year Ended December 31, 2021
                                                            Filed April 19,
2022
                                                            Response dated
August 26, 2022
                                                            File No. 001-39407

       Dear Mr. Li:

               We have reviewed your August 26, 2022 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 20-F for the Year Ended December 31, 2021

       Part I
       General, page 1

   1. We note that your auditor, PricewaterhouseCoopers Zhong Tian LLP, is headquartered in
                                                        China. We also note
that on August 26, 2022, the PCAOB signed a Statement of Protocol with the China
Securities Regulatory Commission and the Ministry of Finance of the PRC
                                                        to allow the PCAOB to
inspect and investigate completely registered public accounting firms headquartered in
China and Hong Kong, consistent with the HFCAA, and that under the agreement, the
PCAOB will be required to reassess its determinations by the end of
                                                        2022. In future filings
please ensure that your disclosure reflects the current regulatory landscape related to
the Statement of Protocol, whether your auditor is subject to the
                                                        PCAOB   s reassessed
determinations, and whether and how the HFCAA and related
 Tie Li
Li Auto, Inc.
September 15, 2022
Page 2
         regulations will affect your company.
        You may contact Ernest Greene, Staff Accountant at 202-551-3733 or
Kevin
Stertzel, Staff Accountant at 202-551-3723 if you have questions.



FirstName LastNameTie Li                                 Sincerely,
Comapany NameLi Auto, Inc.
                                                         Division of
Corporation Finance
September 15, 2022 Page 2                                Office of
Manufacturing
FirstName LastName